UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa announces Q1 2015 results

•                  Strong business performance: double-digit growth in EBITDA (22%) and improvement in working capital

•                  Healthy contracting activity leading to new record E&C backlog of €8,583 million.

•                  Net income for the quarter stood at €31 million.

May 14th, 2015.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, recorded revenues of €1,559 million for the first three months of 2015, a slight increase of 1% versus the same period of the previous year. EBITDA rose by 22 % to €321 million while net income decreased to €31 million, a 4 % reduction compared to the same period of 2014.

Total backlog as of March 31, 2015 totaled more than €47 billion; which represents a year-over-year increase of 5%. It is comprised by an E&C backlog of €8.6 billion, growing 18 % over the E&C backlog as of March 2014, and a backlog of concessions contracted revenues of €38.5 billion, which increases by 2 % on a year over year basis. The adjusted corporate net debt to corporate EBITDA ratio (Adjusted Corporate Leverage Ratio) as of March 31, 2015 was 1.5x, a 1.0x reduction versus March 31, 2014, on track for full year 2015 target of 1.2x.

Abengoa’s geographic diversification continues to be one of the key factors behind its growth and strategy. South America and North America, representing 37 % and 22%, respectively, of the first three months revenues, continue to represent the key regions for Abengoa. The remaining geographies remain stable with Spain representing 11%, Rest of EU 14%, Africa 11 % and Middle East & Asia 4%.

Corporate transactions

On March 27, 2015 Abengoa entered into a definitive agreement with EIG Global Energy Partners to jointly create Abengoa Project Wharehouse 1 (APW1) for the financing of projects under construction that will be acquired from Abengoa. The creation of APW1 represents the final step of the transformation of Abengoa’s business model into an asset-light model as it secures equity funding for projects under construction for the next 7-8 years.

Also contributing to this transformation, Abengoa has executed a number of transactions as part of its equity recycling strategy including a further reduction of its stake in Abengoa Yield, through the sale of 13% stake and the issuance of an exchangeable bond into Abengoa Yield’s shares, and the second asset dropdown also to Abengoa Yield for total combined proceeds of €640 million.

Manuel Sánchez Ortega, Vice Chairman and CEO of Abengoa, said: “The Company continues to prove strong operating performance in its core business of engineering and construction, with both strong new bookings and high achieved margins. Also, we continue delivering on our CAPEX plan getting high quality assets into operation. The result of which is our sustained double-digit growth at EBITDA level to €321 million for the first quarter of 2015.”.

He went on to say “In terms of strategy, we have completed a crucial transformation of Abengoa’s business model. The final agreement for the creation of APW1, combined with the continued asset rotation strategy, marks a turning point and ensures Abengoa’s transition to an asset-light business model”.

Finally, in May 11, 2015, Abengoa reached an agreement with Abengoa Yield to sell a third asset package comprised of four renewable assets for a total cash proceeds of approximately 614 million euros. The transaction was approved by both Abengoa Yield and Abengoa’s board of directors. Closing is subject to the customary approvals. The assets consist of:

•                  Helios 1 and 2 (100MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70 % stake in Helioenergy 1 & 2 (100 MW solar complex of which Abengoa Yield already owned a 30 % stake), all in Spain.

•                  A 51 % stake in Kaxu, a 100 MW solar complex in South Africa.

Abengoa will subscribe a 51 % of the capital increase that Abengoa Yield has priced to finance this acquisition.

Results by segment

Revenues in the engineering and construction segment remained flat at €1,070 million, while EBITDA increased by 26 % to €243 million, with achieved margins of 22.8% driven mainly by a higher contribution from technology fees embedded in the projects. The engineering and construction division achieved positive bookings performance during the first three months of 2015, which totaled €1,702 million, a 13 % increase year over year. This brings the backlog as of the end of March 2015 to a healthy €8,583 million, a 18% increase year over year. Additionally, the pipeline of identified commercial opportunities stands at approximately €164 billion, a 3 % increase year over year.

Revenues in the concession-type infrastructures segment rose by 81 % to €122 million, while EBITDA increased by 165 % to €84 million. The increase is mainly driven by the new assets that have come into operation, improved margins due to achieved efficiencies in asset operation and ramping-up. Backlog of long-term contracted revenues in the concession-type infrastructures segment totaled €38.5 billion as of March 31, 2015, increasing 2 % year-over-year. The average remaining life of contracted assets in concessions was over 25 years.

The industrial production segment, which includes the bioenergy business, was significantly impacted by slightly lower ethanol production and weak crush spreads in the US and Europe during the first three months of 2015. As a result, revenues decreased by 10 % to €367 million with a negative EBITDA of €7 million, compared to €39 million in the first three months of 2014.

Financial targets

With regards to the outlook for 2015, Abengoa has adjusted its forecasted revenues and consolidated EBITDA after the agreement with Abengoa Yield to sell a third asset package comprised of four renewable assets (ROFO 3). The company now expects to reach revenues for 2015 between 7,750 M€ and 7,850 M€, equivalent to an increase of 8 % to 10 % compared to FY 2014; while consolidated EBITDA is expected to be between 1,330 M€ and 1,380 M€.

The profit after tax, the financial leverage and corporate free cash flow targets have been maintained:

• Profit after tax between €280 and €320 M, which will be between 2.25x and  2.5x higher than 2014.

• A corporate net debt to corporate EBITDA ratio of 1.2x

• A corporate net debt ratio, including NRDP, of 3.2x

• A consolidated net leverage ratio of 3.9x

• Corporate free cash flow after asset rotations is expected to be approximately  €1,400 M in 2015.

Details of the results presentation conference

Abengoa’s Vice Chairman and CEO, Manuel Sanchez, and Co-CFO for IR and Capital Markets, Ignacio García-Alvear, will hold a conference call on Thursday May 14th, 2015, which will be simultaneously webcast, at 6:00 pm Madrid time and 12:00 pm New York time.

In order to access the conference please dial +34 91 788 93 03. A live webcast of the conference call will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website approximately two hours after the conference call is completed.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department:	Investor relations:
Patricia Malo de Molina Meléndez.	Ignacio García-Alvear
Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com

You can follow us:

@Abengoa

And our blog: http://www.laenergiadelcambio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: May 14, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary